Suite 1210 – 885 West Georgia Street
Vancouver, BC V6C 3E8

TSX: SLX

SILVERMEX RESOURCES ACHIEVES POSITIVE CASH FLOW AND LOW COST PRODUCTION
AT ITS LA GUITARRA MINE

Vancouver, BC, Canada – August 15, 2011 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) reported today its unaudited financial and operating results for the quarter ended June 30, 2011. The Company is currently ramping up production at its La Guitarra mine, as well as conducting extensive exploration within the district and at its other key projects.

Highlights from the quarter include:

  Positive cash flow from operations of $400,000 was achieved.
  Gross profits of $1.1 million were achieved on revenues of $2.8 million.
  Positive adjusted EBITDA of $80,000 on adjusted net loss of $500,000 was achieved.
  Net losses decreased by 27% over the second quarter of 2010.
  The La Guitarra mine produced 81,400 ounces of silver and 1,111 ounces of gold.
  Total cash costs of silver produced was US$4.45 per ounce, net of gold credits.
  Average realized silver price was US$39.03 per ounce and average realized gold price was US$1,502.64.

Financial Results

The Company achieved a gross profit of $1.1 million for the three months ended June 30, 2011, on sales of gold and silver of $2.8 million, compared with a gross loss of $600,000 for the comparative 2010 period on sales of gold and silver of $200,000.

The Company incurred a net loss of $1.2 million for the three months ended June 30, 2011 compared with net loss of $1.7 million for the same period in 2010. The improvement in net loss is mainly attributable to increased production of gold and silver as well as increases in grade recoveries over the same period in 2010. Production grades for the quarter averaged 174 g Ag/t and 2.4 g Au/t. Recoveries to concentrate for the quarter averaged 90% for silver and 88.5% for gold.

At June 30, 2011, the Company had working capital of $23.8 million, cash on hand and short term investments of $20.6 million and current assets of $28.3 million. Operating activities generated cash of $400,000, compared with cash used of $2.3 million for the same period in 2010.

Production Results

Silver production for the second quarter of 2011 decreased 12.5% over the first quarter of 2011 and gold production decreased by 6%. This decrease was due, in part, to restricted cyanide deliveries to the Company’s refiner as a result of the flooding of DuPont’s cyanide production facility in Memphis, TN. This caused the Company to stockpile inventories to capacity and eventually interrupt production as the refinery was unable to receive and process the Company’s silver and gold. During this interruption the Company took advantage of the time to perform annual routine maintenance on the plant. It is anticipated that this inventory will be shipped and processed in the third quarter. Furthermore, during the quarter, Silvermex was mining some of the available lower grade stopes due to the lack of past mine development. As the Company continues to focus on mine development and production, continued improvement in grade and production levels are anticipated for the remainder of the year.

During 2011 the Company plans significant levels of underground drilling and mine development with the goal of having sufficient reserves and working areas developed to support operating the La Guitarra mill at capacity prior to year’s end. “We are confident that we will continue to meet our objectives over the remainder of the year and achieve full capacity by Q4”, stated Michael Callahan, President of SIlvermex. “Even with the decrease in production due to the ongoing mine development and the cyanide shortage, which forced us to stockpile silver and gold during the quarter, we have still exceeded our internal budgets for production, and have surpassed that of the same period in 2010. We’ve also achieved greater grades and recoveries than our internal expectations for the quarter.”

The Company’s long term goal remains focused on expanding production from the La Guitarra mine and to continue to evaluate expansion opportunities to take advantage of the potential of the Temascaltepec mining district. This will require a well-managed and successful surface exploration and drilling program, the compilation of existing exploration data, improved mining practices, increased underground development and additional capital projects. Underground drilling is currently ongoing, and surface drilling is expected to commence in the third quarter of 2011.

This earnings release should be read in conjunction with Silvermex’s MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com as well as on the Company’s website at www.silvermexresources.com.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from early stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to increase production at the mine to full capacity and is conducting extensive exploration to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.